Exhibit 99.3

1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA
Tel 212.880.6000
Fax 212.682.0200

www.torys.com

November 24, 2020

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

P.O. Box 762

Toronto, Canada M5J2T3

Brookfield Finance I (UK) plc

Level 25, One Canada Square

London, United Kingdom, E14 5AA

RE Registration Statement on Forms F-10 and F-3
(File Nos. 333-249132 and 333-249134-03)

Brookfield Finance I (UK) plc — Notes Offering

Ladies and Gentlemen:

We have acted as special counsel for Brookfield Asset Management Inc., a corporation organized under the laws of Ontario, Canada (the “Corporation”) and Brookfield Finance I (UK) plc, a corporation organized under the laws of England and Wales (the “UK Issuer”) in connection with the offering by the UK Issuer of US$230,000,000 aggregate principal amount of its 4.50% Perpetual Subordinated Notes (the “Notes”), fully and unconditionally guaranteed by the Corporation (the “Guarantee” and together with the Notes, the “Securities”), pursuant to a prospectus supplement, dated as of November 17, 2020 (the “Prospectus Supplement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(5) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) to the Registration Statement on Forms F-10 and F-3 (File Nos. 333-249132 and 333-249134-03) (as amended, the “Registration Statement”). The Securities are to be sold pursuant to the Underwriting Agreement, dated as of November 17, 2020 (the “Underwriting Agreement”) among the UK Issuer, the Corporation and the underwriters named therein (the “Underwriters”), and issued pursuant to the provisions of the Indenture, dated as of November 24, 2020 (the “Base Indenture”) among the UK Issuer, the Corporation and Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company, N.A., as U.S. trustee (collectively, the “Trustees”), and the First Supplemental Indenture thereto, dated as of November 17, 2020 (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”) among the UK Issuer, the Corporation and the Trustees.

We, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinions expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete; (ii) all documents submitted to us as copies conform to authentic, complete originals; (iii) all signatures on all documents that we reviewed are genuine; (iv) all natural persons executing documents had and have the legal capacity to do so; (v) all statements in certificates of public officials and directors and officers of the Corporation and the UK Issuer that we reviewed were and are accurate; (vi) the Indenture has been duly authorized, executed and delivered by, and represents a legal, valid and binding obligation of, the Trustees; (vii) to the extent execution and delivery is not governed by the laws of the State of New York, the Indenture has been duly executed and delivered by the UK Issuer and (viii) all representations made by the Corporation and the UK Issuer as to matters of fact in the documents that we reviewed were and are accurate.

Based upon the foregoing, and subject to the additional assumptions and qualifications set forth below, we advise you that, in our opinion, when the Notes have been duly executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters pursuant to the Underwriting Agreement, the Notes will constitute valid and binding obligations of the UK Issuer and the Guarantee will constitute valid and binding obligations of the Corporation, in each case enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, provided that we express no opinion as to (w) the subordination and waiver of set-off provisions of the Notes, which are expressed to be governed by English law, (x) the enforceability of any waiver of rights under any usury or stay law, (y) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (z) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of stated principal amount to the extent determined to constitute unearned interest.

In connection with the opinions expressed above, we have assumed that, at or prior to the time of the delivery of the Securities, (i) the Registration Statement became effective upon being declared effective by the Commission on October 7, 2020 and such effectiveness shall not have been terminated or rescinded; (ii) the Base Indenture and the Supplemental Indenture are each valid, binding and enforceable agreements of each party thereto (other than as expressly covered above in respect of the UK Issuer and the Corporation); and (iii) there shall not have occurred any change in law affecting the validity or enforceability of the Securities. We have also assumed that the execution, delivery and performance by the UK Issuer and the Corporation of the Notes or Guarantee, as applicable, (a) require no action by or in respect of, or filing with, any governmental body, agency or official and (b) do not contravene, or constitute a default under, any provision of applicable law or regulation or any judgment, injunction, order or decree or any agreement or other instrument binding upon the UK Issuer or the Corporation.

We are qualified to practice law in the Province of Ontario and the State of New York, and we do not express any opinion with respect to the laws of any jurisdiction other than (a) the laws of the Province of Ontario and (b) the laws of the State of New York, in each case, in force at the date of this opinion letter.  Notwithstanding the foregoing and our opinion above, we express no opinion with respect to the compliance or non-compliance with applicable privacy laws in connection with the Indenture or the issuance and sale of the Securities.

We hereby consent to the filing of this opinion letter as an exhibit to a report on Form 6-K to be filed by the Corporation on the date hereof and its incorporation by reference into the Registration Statement as Exhibit 5.1 to Form F-3 thereof, and further consent to the reference to our name under the caption “Legal Matters” in the Prospectus Supplement, which is a part of the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Torys LLP